

February 19, 2015

Via Email
Mr. Zur Dadon
Spirit International, Inc.
2620 Regatta Drive, Suite 102
Las Vegas, NV 89128

> **Re:** **Spirit International, Inc.**
> **Amendment to Registration Statement on Form S-1**
> **Filed February 11, 2015**
> **File No. 333-197056**

Dear Mr. Dadon:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We reissue comment one from our letter dated January 26, 2015. Please limit your cover page to a single page that includes all required information. In this respect, we note that certain legends continue to be located on page two.

Use of Proceeds, page 14

2. We note the amount allocated to the repayment to New World Distillery. However, we note that at lower levels of proceeds you have not allocated any proceeds or less than the total amount of the debt to this repayment. Please clarify how the company determined the amounts allocated and whether the company may change the allocation of the proceeds to repay this debt.

<u>Plan of Distribution, page 16</u>

3. We note your response to comment five from our letter dated January 26, 2015 and we partially reissue the comment. We continue to note your reference to five days on page 17. Please advise how this time period complies with Rule 10b-9, which requires the "prompt" return of funds from escrow upon termination of the offering.

<u>Security Ownership of Certain Beneficial Owners and Management, page 31</u>

4. We note your response to comment 10 of our letter dated January 26, 2015 and we reissue the comment as we are unclear how you have addressed our comment in your prospectus. We continue to note that there are two footnotes 3. Also, the column to which footnote four refers does not appear to represent the percentage owned after the offering assuming the maximum is sold. Please reconcile.

<u>Spirit International, Inc., Interim Financial Statements, page F-1</u>

5. Please update to include unaudited interim financial statements for the three month period ended December 31, 2014 and for the period from March 10, 2014 (inception) to December 31, 2014. See Rule 8-08 of Regulation S-X. Also please update management's discussion and analysis which discusses the updated periods presented.

<u>Exhibit 99.2</u>

6. Please revise your Exhibit to reflect the terms of this offering. In this regard, we note, nonexclusively, the stated total offering proceeds, the offering termination date, and Escrow Agent compensation. In addition, clarify whether each shareholder will be required to enter into the escrow agreement. Lastly, please revise the subscription agreement to update for the new escrow agent.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian McAllister at (202) 551-3341 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: William Eilers